EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2003		2002		2001
Including Interest on Deposits:
Earnings before income taxes	$492,682		$336,014		$175,246
Combined fixed charges:
Interest expense on deposits	64,231		95,857		141,803
Interest expense on borrowings	179,954		130,394		75,685
Appropriate portion (1/3) of rent expenses	2,975		2,522		2,124

Total fixed charges	$274,160		$228,773		$219,612

Earnings before income taxes and fixed charges	$739,842		$564,787		$394,858

Ratio of earnings to fixed charges	2.99	x	2.47	x	1.80	x

Excluding Interest on Deposits:
Earnings before income taxes	$492,682		$336,014		$175,246
Combined fixed charges:
Interest expense on borrowings	179,954		130,394		75,685
Appropriate portion (1/3) of rent expenses	2,975		2,522		2,124

Total fixed charges	$182,929		$132,916		$77,809

Earnings before income taxes and fixed charges	$675,611		$468,930		$253,055

Ratio of earnings to fixed charges	3.69	x	3.53	x	3.25	x